

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 5, 2008

Mr. Gary W. Douglass
Chief Financial Officer
CPI Corp.
1706 Washington Ave.
St. Louis, Missouri 63103

Re: **CPI Corp.**
        Form 10-K for fiscal year ended February 3, 2007
        Filed April 17, 2007

        Form 10-Q for the quarterly period ended November 10, 2007
        Filed December 20, 2007
        File No. 1-10204

Dear Mr. Douglass:

        We have reviewed your supplemental response letters dated February 15, 2008 as well as your filing and have the following comments. As noted in our comment letter dated January 24, 2008, we have limited our review to only the issues addressed in our comments.

Form 10-Q for the quarterly period ended November 10, 2007
Note 7 – Goodwill and Intangible Assets, page 10

We refer to your responses to prior comments 7 and 8.

1.   We note that the initial terms of each agreement vary significantly. For example, we note that the agreement in Mexico can be terminated with 30 days notice, while the agreement for Canada has a five-year term with an option to renew for two renewal periods of two years. We further note that your agreement in the United States has an initial term of three years with automatic renewals for an additional two years for each studio from which Wal-Mart receives rental fees for the period July 1, 2008 through June 30, 2009 at a minimum specified rate per square foot.

        With respect to these varying terms and your belief that renewals are likely and will occur at reasonable costs, please:

- Tell us why the value and useful life attributed to your host agreements with Wal-Mart in the United States, Canada and Mexico were grouped together.
- Provide us with a more detailed analysis of paragraphs 11 c. and 11 d. of SFAS 142. Please note that the useful life of your host agreements should be the period of time the agreements are expected to remain in place, assuming renewals, without material modifications to the <u>original</u> terms and conditions. Your response should include a detailed discussion regarding your experience in renewing the agreements, including, at a minimum, a discussion as to whether material modifications are made to the host agreements, considering both changes made during each renewal process and considering the modifications made over several renewal periods, the types of changes made to original terms and conditions of your agreements, your history with respect to your Sears agreement(s), and whether you intend to change or modify the agreements in the foreseeable future.

2. Tell us whether there is any difference between the fair value of the host agreements immediately before and immediately after a renewal. Also, tell us whether existing terms and conditions that are subject to change upon renewal or extension:

- Could result in a diminution in value of the intangible asset.
- Would fundamentally alter the underlying rights of the intangible asset.

3. We note in your weighted average life analysis you indicated that there was a 40% probability of an estimated life of 20 years and a 40% probability of an estimated life of 25 years. However, your assumption for both was that the "estimate (was) based on the relationships of other portrait studios located within retail hosts." Please clarify the difference between both assumptions, other than the different life assigned to each.

4. Please confirm that you will evaluate whether your host agreements should be tested for recoverability in the event that any potential or actual studio closures occur. Also, confirm that you will reassess the useful life in the event there are closures. Refer to paragraphs 8 and 9 of SFAS 144. Please revise your disclosures to include such a discussion.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you

have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director